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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ENVIRONMENTAL TECTONICS CORPORATION
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                                ----------------
                         (Title of Class of Securities)

                                   294092 10 1
                                ----------------
                                 (CUSIP Number)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  294092 10 1
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1.       Name of Reporting Person and I.R.S. Identification Number

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116
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2.       Check the Appropriate Row if a Member of a Group

         a.    N/A

         b.    N/A
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3.       SEC Use Only
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4.       Citizenship or Place of Organization

         Tennessee
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         Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power         Total of 583,076 shares of Common Stock,
                                   as follows:

                                   416,666 shares of Common Stock,
                                   receivable upon conversion of Series A
                                   Convertible Preferred Stock (the
                                   "Preferred Stock") at any time prior
                                   to March 27, 2004; plus


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                                   166,410 shares of Common Stock,
                                   receivable upon exercise of warrant at
                                   any time prior to March 27, 2004.

6.       Shared Voting Power       N/A

7.       Sole Dispositive Power    Total of 583,076 shares of Common Stock,
                                   as follows:

                                   416,666 shares of Common Stock,
                                   receivable upon conversion of
                                   Preferred Stock at any time prior to
                                   March 27, 2004; plus

                                   166,410 shares of Common Stock,
                                   receivable upon exercise of warrant at
                                   any time prior to March 27, 2004.

8.       Shared Dispositive Power  N/A
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         Total of 583,076 shares of Common Stock, as follows:

         416,666 shares of Common Stock, receivable upon conversion of Preferred Stock at any time prior to March 27, 2004; plus

         166,410 shares of Common Stock, receivable upon exercise of warrant at any time prior to March 27, 2004.

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A
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11.      Percent of Class Represented by Amount in Row (9)

         16.4% of Common Stock
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12.      Type of Reporting Person

         IV
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ITEM 1(A).        NAME OF ISSUER:

                  Environmental Tectonics Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  125 James Way
                  Southampton, Pennsylvania 18966-3877

ITEM 2(A).        NAME OF PERSON FILING:

                  Sirrom Capital Corporation

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  500 Church Street, Suite 200
                  Nashville, Tennessee 37219

ITEM 2(C).        CITIZENSHIP/STATE OF ORGANIZATION:

                  Tennessee

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.10 per share

ITEM 2(E).        CUSIP NUMBER:

                  294092 10 1

ITEM 3.           FILING PURSUANT TO RULE 13D-1(B):

                  This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.           OWNERSHIP:

                  (a) Amount Beneficially Owned: Total of 583,076 shares of Common Stock, as follows:

                           416,666 shares of Common Stock, receivable upon conversion of Preferred Stock at any time prior to March 27, 2004; plus

                           166,410 shares of Common Stock, receivable upon exercise of warrant at any time prior to March 27, 2004.

                  (b)      Percent of Class:  16.4% of Common Stock

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    583,076 shares of Common Stock, only upon conversion of Preferred Stock and exercise of warrant

                           (ii)     shared power to vote or to direct the vote:
                                    N/A



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                           (iii)    sole power to dispose or to direct the
                                    disposition of:  583,076 shares of Common
                                    Stock, only upon conversion of Preferred
                                    Stock and exercise of warrant

                           (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             N/A

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             N/A.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             N/A.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             N/A.

ITEM 10.     CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.


Dated:  April 10, 1997            SIRROM CAPITAL CORPORATION


                                  By:  /s/ Carl W. Stratton
                                       -----------------------------------------
                                       Carl W. Stratton, Chief Financial Officer




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